Exhibit 99.1

February 20, 2025

Globant Reports 2024 Fourth Quarter and Full Year Financial Results

Ending On A High Note

•	Fourth quarter revenues of $642.5 million, up 10.6% year-over-year
•	IFRS Diluted EPS of $0.85 for the fourth quarter
•	Non-IFRS Adjusted Diluted EPS of $1.75 for the fourth quarter
•	Full year 2024 revenues of $2,415.7 million, up 15.3% year-over-year
•	IFRS Diluted EPS of $3.72 for the full year
•	Non-IFRS Adjusted Diluted EPS of $6.40 for the full year

LUXEMBOURG / February 20, 2025 - Globant (NYSE: GLOB), a digitally native company focused on reinventing businesses through innovative technology solutions, today announced results for the three months and year ended December 31, 2024.

Please see highlights below. Note that reconciliations between IFRS and Non-IFRS financial measures are disclosed at the end of this press release.

Fourth Quarter 2024 Financial Highlights

•	Revenues rose to $642.5 million, representing 10.6% year-over-year growth.
•	IFRS Gross Profit Margin was 35.7% compared to 35.9% in the fourth quarter of 2023.
•	Non-IFRS Adjusted Gross Profit Margin was 38.3% compared to 38.0% in the fourth quarter of 2023.
•	IFRS Profit from Operations Margin was 9.1% compared to 9.5% in the fourth quarter of 2023.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.7% compared to 15.3% in the fourth quarter of 2023.
•	IFRS Diluted EPS was $0.85 compared to $0.96 in the fourth quarter of 2023.
•	Non-IFRS Adjusted Diluted EPS was $1.75 compared to $1.62 in the fourth quarter of 2023.

Full Year ended December 31, 2024 Financial Highlights

•	Revenues rose to $2,415.7 million, representing 15.3% year-over-year growth.
•	IFRS Gross Profit Margin was 35.7% compared to 36.1% for the full year 2023.
•	Non-IFRS Adjusted Gross Profit Margin was 38.2% compared to 38.1% for the full year 2023.
•	IFRS Profit from Operations Margin was 9.3% compared to 9.5% for the full year 2023.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.4% compared to 15.2% for the full year 2023.
•	IFRS Diluted EPS was $3.72 compared to $3.64 for the full year 2023.
•	Non-IFRS Adjusted Diluted EPS was $6.40 compared to $5.74 for the full year 2023.

Other Metrics as of and for the quarter ended December 31, 2024

•	Cash and cash equivalents and Short-term investments were $156.1 million as of December 31, 2024. As of December 31, 2024, we had a total amount of $290.7 million drawn from our credit facility.

•	Globant completed the fourth quarter of 2024 with 31,280 Globers, 29,198 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the fourth quarter of 2024 was as follows: 55.2% from North America (top country: US), 20.4% from Latin America (top country: Argentina), 17.7% from Europe (top country: Spain) and 6.7% from New Markets[1] (top country: Saudi Arabia).
•	Globant’s top customer, top five customers and top ten customers for the fourth quarter of 2024 represented 9.1%, 19.8% and 29.3% of revenues, respectively.
•	During the twelve months ended December 31, 2024, Globant served a total of 1,012 customers (with revenues over $100,000 in the last twelve months) and continued to increase its wallet share, with 346 accounts generating more than $1 million of annual revenues, compared to 311 for the same period one year ago.
•	In terms of currencies, 64.8% of Globant’s revenues for the fourth quarter of 2024 were denominated in US dollars.

“For the past decade, we’ve strategically invested in AI, providing us with deep expertise that has set us apart from our competitors. We are orchestrating an ecosystem of AI agents through our specialized AI Studios, powered by our Globant Enterprise AI Platform. We combine our technology solutions with top creativity through Globant GUT. This focus on reinvention, coupled with our entrepreneurial culture, fueled our exceptional 2024 performance, where we grew 15% year over year. We remain confident in the future of Globant as we continue to lead in technological trends and advancements,” said Martín Migoya, Globant’s CEO and co-founder.

“Globant achieved another quarter of record revenue, reaching $642.5 million, which reflects robust sequential growth, alongside an all-time high annual revenue of $2,415.7 million. This strong growth was driven by the expansion of our service offerings and global footprint, with important contributions from our AI Industry Reinvention Studio Network and our GUT Studio Network, which both posted growth above the company average. This is also aligned with our expectations and underscores our commitment to profitable expansion. Our healthy margins demonstrate our operational efficiency, even as we navigate evolving market dynamics. We are confident in our ability to maintain this momentum and build on our success as we head into 2025,” explained Juan Urthiague, Globant’s CFO.

2025 First Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the first quarter and the full year of 2025:

•	First quarter 2025 Revenues are estimated to be in the range of $618.0 million to $628.0 million, or 8.2% to 10.0% year-over-year growth. This expected growth includes a negative FX impact of 2.0 percentage points.
•	First quarter 2025 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15.5% to 16.5%.
•	First quarter 2025 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $1.55 to $1.63 (assuming an average of 45.3 million diluted shares outstanding during the first quarter).
•	Fiscal year 2025 Revenues are estimated to be in the range of $2,635.0 million to $2,705.0 million, implying 9.1% to 12.0% year-over-year revenue growth. This expected growth includes a negative FX impact of 1.5 percentage points.

1 Represents Asia, Oceania and the Middle East.

•	Fiscal year 2025 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15.5% to 16.5%.
•	Fiscal year 2025 Non-IFRS Adjusted Diluted EPS is estimated to be in the range of $6.80 to $7.20 (assuming an average of 45.5 million diluted shares outstanding during 2025).

Conference Call and Webcast

Martin Migoya, Globant’s CEO and co-founder, Juan Urthiague, Globant’s CFO, Patricia Pomies, Globant’s COO, and Diego Tártara, Globant’s CTO, will discuss the fourth quarter 2024 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F4Q24EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

At Globant, we create the digitally-native products that people love. We bridge the gap between businesses and consumers through technology and creativity, leveraging our expertise in AI. We dare to digitally transform organizations and strive to delight their customers.

We have more than 31,200 employees and we are present in more than 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” or a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS Accounting Standards. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated statements of financial position as of December 31, 2024 and December 31, 2023 and its consolidated statements of comprehensive income for the three months and years ended December 31, 2024 and 2023, prepared in accordance with IFRS Accounting Standards as issued by the IASB.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Twelve Months Ended		Three Months Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenues	2,415,689	2,095,939	642,483	580,705
Cost of revenues	(1,552,322)	(1,340,178)	(413,161)	(372,384)
Gross profit	863,367	755,761	229,322	208,321
Selling, general and administrative expenses	(632,995)	(537,075)	(172,118)	(147,011)
Net impairment losses on financial assets	(6,970)	(18,808)	2,024	(4,829)
Other operating income and expenses, net	2,016	(916)	(722)	(1,530)
Profit from operations	225,418	198,962	58,506	54,951
Finance income	5,303	4,777	1,427	1,277
Finance expense	(32,202)	(23,753)	(11,666)	(8,690)
Other financial results, net	6,064	11,342	(1,277)	(131)
Financial results, net	(20,835)	(7,634)	(11,516)	(7,544)
Share of results of investment in associates	222	89	61	(96)
Other income and expenses, net	5,624	6,602	(518)	2,527
Profit before income tax	210,429	198,019	46,533	49,838
Income tax	(41,426)	(39,511)	(7,025)	(8,444)
Net income for the period	169,003	158,508	39,508	41,394
Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(86,110)	(16,721)	(65,652)	12,040
- Net change in fair value on financial assets measured at FVOCI	1,959	119	940	2,435
- Gains and losses on cash flow hedges	(14,142)	9,327	(1,374)	9,210
Total comprehensive income for the period	70,710	151,233	(26,578)	65,079
Net income attributable to:
Owners of the Company	165,732	158,538	38,408	42,133
Non-controlling interest	3,271	(30)	1,100	(739)
Net income for the period	169,003	158,508	39,508	41,394
Total comprehensive income for the period attributable to:
Owners of the Company	63,024	148,732	(31,840)	63,454
Non-controlling interest	7,686	2,501	5,262	1,625
Total comprehensive income for the period	70,710	151,233	(26,578)	65,079
Earnings per share
Basic	3.82	3.72	0.88	0.98
Diluted	3.72	3.64	0.85	0.96
Weighted average of outstanding shares (in thousands)
Basic	43,402	42,601	43,859	42,976
Diluted	44,589	43,594	45,046	43,970

Globant S.A.

Consolidated Statements of Financial Position as of December 31, 2024 and December 31, 2023

(In thousands of U.S. dollars, unaudited)

	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	142,093	307,223
Investments	13,992	16,070
Trade receivables	605,002	499,283
Other assets	20,420	31,753
Other receivables	53,939	54,786
Other financial assets	3,100	15,418
Total current assets	838,546	924,533
Non-current assets
Investments	2,212	1,833
Other assets	4,750	4,088
Other receivables	40,784	26,475
Deferred tax assets	80,811	60,777
Investment in associates	1,648	1,426
Other financial assets	41,403	34,864
Property and equipment	154,755	162,736
Intangible assets	288,714	285,661
Right-of-use assets	122,884	119,400
Goodwill	1,590,338	1,105,073
Total non-current assets	2,328,299	1,802,333
TOTAL ASSETS	3,166,845	2,726,866
LIABILITIES
Current liabilities
Trade payables	114,743	124,545
Payroll and social security taxes payable	239,440	221,843
Borrowings	1,601	156,916
Other financial liabilities	113,707	68,750
Lease liabilities	29,736	47,852
Tax liabilities	36,916	33,229
Income tax payable	6,520	11,287
Other liabilities	231	896
Total current liabilities	542,894	665,318
Non-current liabilities
Trade payables	2,006	2,981
Borrowings	290,935	2,191
Other financial liabilities	167,177	135,238
Lease liabilities	87,887	70,884
Deferred tax liabilities	12,616	21,098
Income tax payable	6,625	—
Payroll and social security taxes payable	5,187	5,139
Provisions for contingencies	18,169	28,336
Total non-current liabilities	590,602	265,867
TOTAL LIABILITIES	1,133,496	931,185
Capital and reserves
Issued capital	52,837	51,705
Additional paid-in capital	1,193,029	1,022,918
Other reserves	(144,756)	(42,048)
Retained earnings	862,821	697,089
Total equity attributable to owners of the Company	1,963,931	1,729,664
Non-controlling interests	69,418	66,017
Total equity	2,033,349	1,795,681
TOTAL EQUITY AND LIABILITIES	3,166,845	2,726,866

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	December 31, 2024	December 31, 2023
Net Income for the period	39,508	41,394
Non-cash adjustments, taxes and others	56,881	54,240
Changes in working capital	40,934	63,389
Cash flows from operating activities	137,323	160,902
Capital expenditures	(36,167)	(36,323)
Cash flows from investing activities	(236,732)	(141,829)
Cash flows from financing activities	45,986	90,336
Net increase/decrease in cash & cash equivalents	(53,423)	109,409

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Twelve Months Ended		Three Months Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Reconciliation of adjusted gross profit
Gross profit	863,367	755,761	229,322	208,321
Depreciation and amortization expense	36,034	28,597	10,619	7,985
Share-based compensation expense - Equity settled	23,937	15,155	5,927	4,179
Adjusted gross profit	923,338	799,513	245,868	220,485
Adjusted gross profit margin	38.2%	38.1%	38.3%	38.0%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(632,995)	(537,075)	(172,118)	(147,011)
Depreciation and amortization expense	100,181	85,584	25,430	24,083
Share-based compensation expense - Equity settled	58,833	57,016	16,111	15,574
Acquisition-related charges (a)	28,733	21,092	11,503	6,604
Adjusted selling, general and administrative expenses	(445,248)	(373,383)	(119,074)	(100,750)
Adjusted selling, general and administrative expenses as % of revenues	(18.4)%	(17.8)%	(18.5)%	(17.3)%

Reconciliation of adjusted profit from operations
Profit from operations	225,418	198,962	58,506	54,951
Share-based compensation expense - Equity settled	82,770	72,171	22,038	19,753
Acquisition-related charges (a)	63,231	46,993	20,563	14,416
Adjusted profit from operations	371,419	318,126	101,107	89,120
Adjusted profit from operations margin	15.4%	15.2%	15.7%	15.3%

Reconciliation of net income for the period
Net income for the period	165,732	158,538	38,408	42,133
Share-based compensation expense - Equity settled	82,618	72,099	22,000	19,722
Acquisition-related charges (a)	71,895	48,205	30,561	17,566
Tax effect of non-IFRS adjustments	(34,819)	(28,724)	(12,303)	(8,344)
Adjusted net income	285,426	250,118	78,666	71,077
Adjusted net income margin	11.8%	11.9%	12.2%	12.2%

Calculation of adjusted diluted EPS
Adjusted net income	285,426	250,118	78,666	71,077
Diluted shares	44,589	43,594	45,046	43,970
Adjusted diluted EPS	6.40	5.74	1.75	1.62

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
Total Employees	29,150	28,991	29,112	29,998	31,280
IT Professionals	27,116	26,933	27,133	27,927	29,198

North America Revenues %	57.4	56.0	56.3	55.7	55.2
Latin America Revenues %	22.9	22.9	23.0	21.8	20.4
Europe Revenues %	15.8	17.2	16.9	17.6	17.7
New Markets Revenues %	3.9	3.9	3.8	4.9	6.7

USD Revenues %	68.6	68.4	67.1	66.6	64.8
Other Currencies Revenues %	31.4	31.6	32.9	33.4	35.2

Top Customer %	8.2	8.3	8.3	9.1	9.1
Top 5 Customers %	21.4	21.8	21.0	21.0	19.8
Top 10 Customers %	30.8	30.1	30.3	30.1	29.3

Customers Served (Last Twelve Months)*	930	955	958	969	1,012
Customers with >$1M in Revenues (Last Twelve Months)	311	318	329	331	346

(*) Represents customers with more than $100,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant